UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 15, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01   **Regulation FD Disclosure**

News Release of Independence Holding Company dated June 15, 2005 announcing the Closing of $105 Million Life Block Acquisition.

News Release of Independence Holding Company dated June 16, 2005 announcing that Independence Holding Company Agrees to Acquire Dental Administrator.

News Release of Independence Holding Company dated June 16, 2005 announcing Entrance into Limited Medical Market.

New Release of Independence Holding Company dated June 20, 2005 announcing that Madison National Life's Rating of A- (Excellent) and Standard Security Life's A (Excellent) Rating Affirmed.

Item 9.01   **Financial Statements and Exhibits**

(a)   Not applicable
(b)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated June 15, 2005 that Independence Holding Company Announces Closing of $105 Million Life Block Acquisition.

Exhibit 99.2   News Release of Independence Holding Company dated June 16, 1005 announcing that Independence Holding Company Agrees to Acquire Dental Administrator.

Exhibit 99.3   News Release of Independence Holding Company dated June 16, 2005 announcing Entrance into Limited Medical Market.

Exhibit 99.4   New Release of Independence Holding Company dated June 20, 2005 announcing that Madison National Life's Rating of A- (Excellent) and Standard Security Life's A (Excellent) Rating Affirmed.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: /s/ *Teresa A. Herbert*   Date: June 20, 2005
Teresa A. Herbert
Senior Vice President & Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES CLOSING OF
$105 MILLION LIFE BLOCK ACQUISITION

Stamford, Connecticut, June 15, 2005. Independence Holding Company (NYSE: IHC) today announced that it has closed on the previously announced acquisition of old traditional, universal, and interest sensitive life policies totaling $105 million of reserves.

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

Exhibit 99.2

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY AGREES TO ACQUIRE
DENTAL ADMINISTRATOR**

Stamford, Connecticut, June 16, 2005. Independence Holding Company (NYSE: IHC) today announced that Strategic Health Associates, of which IHC owns 80% ("SHA"), has entered into an agreement to acquire a 75% interest in GroupLink, Inc., an administrator of dental benefits based in Indianapolis, Indiana for $1.875 million in cash. Roger W. Skinner will continue as GroupLink's President and continue to own the remaining 25% interest. The acquisition is expected to close by June 30, 2005.

Starting in the fourth quarter of 2005, it is anticipated that GroupLink will begin offering dental insurance in certain jurisdictions through Standard Security Life and Madison National Life. IHC expects that this transaction will be immediately accretive to earnings both through income earned from GroupLink and through the business written by Standard Security Life and Madison National Life.

Roy T.K. Thung, Chief Executive Officer, commented, "In January 2005, we announced the formation of a joint venture with Insurers Administrative Corporation ("IAC"), a leading individual and group health insurance administrator, to form SHA. SHA's vision is to capitalize on opportunities in the health insurance areas through the marketing and administrative talents of IAC and the financial strength and insurance capabilities of IHC. SHA's first acquisition was Health Plan Administrators, Inc. a market leader in short-term medical. GroupLink, our latest acquisition, has focused solely on dental insurance since its inception. We are hopeful that, under the continuing leadership of Roger Skinner, the combined strengths of IHC and IAC, and cross-selling opportunities with our other products, GroupLink will prosper."

Roger Skinner, President of GroupLink, commented "GroupLink has specialized in dental benefits nationwide since 1983. We market our products and services through a network of over 5,000 brokers and agents, and enjoy an excellent reputation for the quality and flexibility. Joining forces with SHA brings tremendous resources, knowledge and synergies to GroupLink which will greatly enhance our ability to provide even better products and services to our brokers, agents and policyholders."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate American Independence Corp. (NASDAQ: AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence

American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

Exhibit 99.3

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
ENTRANCE INTO LIMITED MEDICAL MARKET

Stamford, Connecticut, June 16, 2005. Independence Holding Company (NYSE: IHC) today announced that it has reached agreement in principle with a leading administrator of limited medical products which is anticipated to produce significant premiums for Standard Security Life during 2006. In anticipation of finalizing the transaction in the coming weeks, Standard Security Life has begun preparations to file nationally a limited medical product, together with group life, dental, vision and disability offerings.

Roy T.K. Thung, Chief Executive Officer, commented, "We are delighted to announce that we expect to have a significant presence in the "mini-med" market next year. Given the estimated 45 million of uninsured Americans, many of whom do not qualify for or cannot afford traditional major medical policies, we believe there is a calling for alternative lower-cost coverages. This product, together with our short-term and consumer-driven high deductible products, addresses one of our country's biggest challenges."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate American Independence Corp. (NASDAQ: AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

Exhibit 99.4

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

MADISON NATIONAL LIFE'S RATING OF A- (EXCELLENT) AND
STANDARD SECURITY LIFE'S A (EXCELLENT) RATING AFFIRMED

Stamford, Connecticut, June 20, 2005. Independence Holding Company (NYSE: IHC) today announced that A.M. Best Company has affirmed Madison National Life's rating of A- (Excellent) and Standard Security Life's A (Excellent) rating. IHC's affiliate, Independence American Insurance Company, received an upgrade to B++ (Very Good). All three companies have stable outlooks.

Roy T.K. Thung, Chief Executive Officer, commented, "We are gratified that A.M. Best has affirmed the ratings of Madison National Life and Standard Security Life, in each case acknowledging each Company's 'strong positive statutory operating results.' A.M. Best also commented on Madison National Life's 'evolving business profile due to a series of block of business acquisitions and an enhanced product portfolio,' and Standard Security Life's 'favorable competitive market position in the medical stop-loss segment.' We are also pleased that Independence American has been upgraded to B++, which we believe reflects favorably on our entire insurance group and should facilitate Independence American writing business on its own paper."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate American Independence Corp. (NASDAQ: AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.